[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

VIA EDGAR

September 25, 2008

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler,
Assistant Director

       Re:  Teva Pharmaceutical Industries Limited
                Registration Statement on Form F-4
                Filed September 16, 2008
                File No. 333-153497

Dear Mr. Riedler:

     On behalf of Teva Pharmaceutical Industries Limited (“Teva”), set forth below is Teva’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”), which was furnished by your letter dated September 24, 2008 to William S. Marth. For your convenience, we have set forth below the Staff’s comment in italics, followed by Teva’s response thereto.

Form F-4

THE MERGER, page 31

1.	We note that Lehman Brothers Inc. served as your financial advisor. If you have received a report, opinion, or appraisal from Lehman Brothers Inc. that is related to your transaction with Barr Pharmaceuticals, Inc., that is related to your transaction with Barr Pharmaceuticals, Inc., please provide all information required by Item 4(b) of Form F-4 and Item 1015 of Regulation M-A. Please note that any such report, opinion, or appraisal must also be furnished as an exhibit under Item 21(c) of Form F-4.

If Lehman Brothers Inc. did not provide a report, opinion or appraisal, please describe the services they provided as your financial advisor.

Item 4(b) of Form F-4 provides that “[if] a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, furnish the information called for by Item 9(b)(1) through (6) of Schedule 13E-3 (§240.13e-100 of this chapter) [emphasis added].”

Lehman Brothers Inc. (“Lehman Brothers”), Teva’s financial advisor in connection with the proposed merger, is mentioned only once (on page 31) in the Registration Statement (other than a passing reference in the merger agreement itself, which is included as Annex A) in reference to certain of its representatives’ attendance at negotiation sessions between executives of Teva and Barr Pharmaceuticals, Inc. (“Barr”). As the transaction will be submitted to a vote of only Barr’s stockholders, and no holders of Teva’s shares (including Teva’s American Depository Shares) will vote on the transaction, the proxy statement/prospectus included in the Registration Statement is directed at Barr shareholders only, with no further description of Lehman’s role in the transaction. Even though Lehman Brothers did provide Teva’s board of directors with a “fairness” opinion, it is not referred to in the prospectus included in the Registration Statement, and accordingly, the provisions of Item 4(b) of Form F-4 and Item 1015 of Regulation M-A do not apply to Lehman Brothers or its opinion.

* * * * *

     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592 or Peter Jakes of this office at (212) 728-8230.

Very truly yours,

/s/ Jeffrey S. Hochman
Jeffrey S. Hochman

cc: Suzanne Hayes (SEC)
      Bryan Pitko (SEC)
      William S. Marth (Teva)
      Eyal Desheh (Teva )
      Uzi Karniel (Teva )
      Peter H. Jakes (Willkie Farr)
      Gary I. Horowitz (Simpson Thacher)